UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

AMREP Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032159105
(CUSIP Number)

James H. Dahl 4314 Pablo Oaks Court Jacksonville, FL 32224 (904) 329-4470 With copy to: Ivan A. Colao, Esq. Holland & Knight LLP 50 North Laura Street, Suite 3900 Jacksonville, FL 32202 (904) 353-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James H. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
551,307
	8	SHARED VOTING POWER
60,000
	9	SOLE DISPOSITIVE POWER
551,307
	10	SHARED DISPOSITIVE POWER
60,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
611,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 7,336,370 Shares of Common Stock outstanding as of July 19, 2021 reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021.

CUSIP No.	032159105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rainey E. Lancaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
60,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
60,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* This calculation is based on 7,336,370 Shares of Common Stock outstanding as of July 19, 2021 reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2021, filed with the SEC on July 27, 2021.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by (i) James H. Dahl and (ii) Rainey E. Lancaster (each, a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on May 20, 2021 (the “Schedule 13D”) relating to the Common Stock, par value $0.10 per share (“Shares”) of AMREP Corporation (the “Issuer”), having a principal executive office at 620 West Germantown Pike, Suite 175, Plymouth Meeting, Pennsylvania 19462. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons may be deemed to beneficially own 611,307 Shares, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Shares were approximately $6,490,666.87 in aggregate purchase price for 611,307 Shares, derived from: (i) in the case of James H. Dahl, personal funds of James H. Dahl and funds from the following trusts for which James H. Dahl serves as trustee: IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, IRA FBO James H. Dahl Pershing LLC as Custodian and Dahl Family Foundation, Inc.; and (ii) in the case of Rainey E. Lancaster, personal funds of Rainey E. Lancaster.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by adding the following:

Since purchasing shares of the Issuer, the Reporting Persons have considered the best possible ways to maximize shareholder value. The Issuer owns some of the best developable land in the Albuquerque metropolitan area, specifically Rio Rancho, New Mexico. The Issuer would benefit from increased scale to fully capture the value of the assets. The Reporting Persons believe the best way to maximize returns is through a strategic merger or sale.

As stated in the Schedule 13D, the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, engaging or continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions, understandings or agreements with shareholders of the Issuer or other third parties about the Issuer and the investments of the Reporting Persons or the voting of Shares, purchasing additional Shares, selling some or all of their respective Shares, engaging in short selling of or any hedging or similar transaction with respect to Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)                According to the most recently filed Annual Report on Form 10-K of the Issuer for the fiscal year ended April 30, 2021, filed with the SEC on July 27, 2021, the Issuer had 7,336,370 Shares outstanding as of July 19, 2021. Each Reporting Person may be deemed to have the following beneficial ownership of Shares of the Issuer: (i) James H. Dahl may be deemed to beneficially own 611,307 Shares, in aggregate (or 8.3% of the total number of Shares outstanding); and (ii) Rainey E. Lancaster may be deemed to beneficially own 60,000 Shares (or 0.8% of the total number of Shares outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on September 2, 2021.

(b)                James H. Dahl has sole power to vote and dispose of 551,307 Shares, including: (i) 235,351 Shares held directly, (ii) 196,836 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, (iii) 25,000 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian, and (iv) 94,120 Shares held by Dahl Family Foundation, Inc. Neither James H. Dahl nor any member of his family have any pecuniary interest in Shares held by Dahl Family Foundation, Inc. The Reporting Persons have shared power to vote and dispose of 60,000 Shares held by Rainey E. Lancaster.

(c)                The Reporting Persons effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Reporting Persons during the sixty days prior to and including September 2, 2021 (date range: July 5, 2021 through September 2, 2021):

Date of Transaction	Number of Shares Purchased	Price Per Share
7/7/2021	900	$11.27
7/8/2021	3,442	$11.49
8/9/2021	1,520	$13.90
8/23/2021	25,000	$13.84
8/31/2021	7,233	$14.52
9/1/2021	23,711	$15.09
9/2/2021	4,719	$16.74

(d)               No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.

(e)                Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated May 20, 2021, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed on May 20, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2021

/s/ James H. Dahl
JAMES H. DAHL

/s/ Rainey E. Lancaster
RAINEY E. LANCASTER